SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission File # 1-4252

UIC 401(k) RETIREMENT SAVINGS PLAN

UNITED INDUSTRIAL CORPORATION

United Industrial Corporation

124 Industry Lane

Hunt Valley, MD 21030

REQUIRED INFORMATION

Item 4.

The financial statements and schedule of the UIC 401(k) Retirement Savings Plan for the year ended December 31, 2003 (attached).

Exhibits

23.1          Consent of Mahoney Cohen & Company, CPA, PC

23.2          Consent of Ernst & Young LLP

UIC 401(k) Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of net assets available for benefits of the UIC 401(k) Retirement Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year (as of December 31, 2003) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MAHONEY COHEN & COMPANY, CPA, P.C.

New York, NY
May 28, 2004

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of net assets available for benefits of the UIC 401(k) Retirement Savings Plan as of December 31, 2002.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Harrisburg, Pennsylvania
June 16, 2003

UIC 401(k) RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002

Assets:
Investments	$114,112,718	$89,164,391
Employer contribution receivable	150,590	146,389

	$114,263,308	$89,310,780

The accompanying notes are an integral part of these financial statements.

UIC 401 (k) RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2003

Additions:
Investment income
Net realized and unrealized appreciation in aggregate fair value of investments	$15,497,206
Interest and dividends	1,979,208

17,476,414
Contributions:
Employee	7,751,577
Employer	4,021,013
Rollovers	475,645

12,248,235

Total additions	29,724,649
Deductions:
Benefit payments	4,772,121

Net increase	24,952,528
Net assets available for benefits at beginning of year	89,310,780

Net assets available for benefits at end of year	$114,263,308

The accompanying notes are an integral part of these financial statements.

1.  Significant Accounting Policies

Basis of Accounting

The financial statements of the UIC 401(k) Retirement Savings Plan (the Plan) have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in mutual funds are reported at current redemption value. Investments in common stocks, including the United Industrial Corporation (UIC, the Company or Employer) Common Stock, are reported at fair value, based on published market prices. Listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.  Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The UIC Common Stock Fund (the Fund) is tracked on a unitized basis.  The Fund consists of UIC common stock and funds held in the Fidelity Cash Reserves Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades.  The value of a unit reflects the combined market value of UIC common stock and the cash investments held by the Fund. At December 31, 2003, 164,199 units were outstanding with a net asset value of $19.90 per unit (126,252 units were outstanding with a value of $17.73 per unit at December 31, 2002).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

2.  Description of the Plan

General

The Plan is a defined contribution plan. The purpose of the Plan is to encourage employees to save regularly and to provide additional funds upon retirement. United Industrial Corporation is the named fiduciary, which controls and manages the operations of the Plan and designated the UIC 401(k) Retirement Savings Plan Committee as the Plan Administrator.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Additional information about the Plan and the eligibility, vesting and benefit provisions is contained in the Plan document.  Copies are available from the Company’s Human Resources department.

Eligibility

Full-time employees are eligible to participate in the Plan at anytime, following attainment of age 18. Part-time employees who have attained the age of 18 are eligible to participate in the Plan upon completion of 1,000 hours of service during their first 12 months of employment. If 1,000 hours of service are not completed during the first 12 months of employment, part-time employees may participate when they have completed 1,000 hours of service in any Plan year beginning after their date of hire.

Contributions

Participating employees contribute to the Plan on a pre-tax basis through payroll deductions, in amounts of at least 2% up to the annual Internal Revenue Service (IRS) limit.  In addition, participating employees who turn 50 in any calendar year may elect to make catch-up contributions to the Plan up to the annual IRS limit ($2,000 for 2003).

Employer matching contributions are based on the participants’ years of service as of January of the Plan year in which Employer matching contributions are made, in an amount equal to a percentage of compensation contributed as salary reduction contributions, up to a maximum range between 3% and 8% (subject to the maximum percentage of compensation permitted by the Plan).

In lieu of the foregoing, certain participants’ Employer matching contributions are 50% of the employees’ salary reduction contributions up to 6% of compensation.  Additionally, these same participants who have at least one hour of service during the year are eligible for an Employer contribution equal to 3% of compensation plus 3% of compensation in excess of the Social Security taxable wage base, as defined. This latter contribution amounted to approximately $157,000 in 2003, of which approximately $151,000 is receivable at December 31, 2003.

Upon enrollment, participants may direct employee and employer contributions in 1% increments to any of the Plan’s 15 investment fund options, one of which is a self-directed brokerage account, and another is a group of funds called the Fidelity Freedom Funds.  Two investment options, the Templeton Foreign A Fund and the Invesco Total Return Fund are frozen for any further contributions. Generally, participants may change their investment options at any time.

Vesting

Effective January 1, 2001, participants are immediately 100% vested in Employer contributions.

Employer contributions received prior to January 1, 2001 vest according to a five-year vesting schedule.

Participants are immediately vested in their pretax salary reduction plus earning thereon.

Payment of Benefits

Upon termination of service or attainment of 59-1/2 years of age, participants may elect to receive a lump-sum distribution equal to their vested account balance. Participants may also receive hardship withdrawals, subject to certain restrictions as defined in the Plan document.

A participant’s beneficiary is entitled to a lump-sum distribution of the participant’s vested account balance, if not yet distributed to the participant, following the participant’s death.  If the value of a participant’s vested account balance is $5,000 or less, such benefit will be automatically distributed following the participant’s termination of service.

Participant Loans

Participants may borrow from their plan accounts up to 50% of their vested account balance subject to a minimum of $1,000 and a maximum of $50,000.  The loans are secured by the balance in the participant’s account and bear interest at a rate determined by the Company. Principal and interest is paid ratably through payroll deductions and must be repaid over a period not to exceed sixty months, except in the case of loans incurred for the purchase of a primary residence where the term may be up to fifteen years.

Participant Accounts

Each participant account is credited with the participant’s contributions, the Employer’s contributions and allocation of investment income or loss based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Administrative Expenses

The Company paid administrative expenses associated with the Plan, including the amount paid to Fidelity Institutional Retirement Service Company for acting as trustee of the investments of the Plan, of $36,606 in 2003.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Risk and Uncertainties

The Plan is comprised of investments in mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported therein the statements of net assets available for benefits.

3.  Investments

All Plan assets are participant directed.

During 2003, the Plans’ investments (including investments bought, sold, and held during the year) appreciated in aggregate fair value as determined by quoted market prices as follows:

Mutual funds	$15,118,060
United Industrial Corporation common stock fund	397,146
Other common stocks	(18,000)

$15,497,206

Investments that represent 5% or more of fair value of the Plans’ net assets are as follows:

	December 31

	2003	2002

Fidelity Magellan Fund	$34,778,893	$27,138,513
Fidelity Managed Income Portfolio	$21,318,877	$19,780,448
Fidelity Growth & Income Fund	$15,172,477	$12,121,861
Fidelity Contrafund	$12,655,475	$9,899,159
Fidelity Low Priced Stock Fund	$6,379,854

The market volatility of equity based investments can substantially impact the value of such investments at any given time.  It is possible the value of the Plan’s investments, both in total and in individual participant accounts, has declined since December 31, 2003.

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 2, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31

	2003	2002

Net assets available for benefits per the financial statements	$114,263,308	$89,310,780
Amounts allocated to withdrawn participants	0	(260)

Net Assets available for benefits per Form 5500	$114,263,308	$89,310,520

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end 2002, but not yet paid.

The following is a reconciliation of the benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2003:

Benefits paid to participants per the financial statements	$4,772,121
Less: Amounts allocated to withdrawn participants at December 31, 2002	260

Benefits paid to participants per the Form 5500	$4,771,861

UIC 401 (k) Retirement Savings Plan
EIN: 95-2081809
Plan #002
Schedule H, Line 4i
Schedule of Assets Held
End of Year
(December 31, 2003)

	Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value		Cost** Current Value

*Fidelity Magellan Fund	355,831	Shares	$34,778,893
*Fidelity Managed Income Portfolio	21,318,877	Shares	21,318,877
* Fidelity Retirement Government Money Market Fund	3,394,251	Shares	3,394,251
* Fidelity Growth & Income Fund	425,834	Shares	15,172,477
* Fidelity Contrafund	256,443	Shares	12,655,475
* Fidelity Investment Grade Bond Fund	531,899	Shares	4,015,839
* Fidelity Diversified International Fund	63,818	Shares	1,539,294
Alger Mid Cap Growth Fund	141,987	Shares	2,169,568
* Fidelity Low Priced Stock Fund	182,386	Shares	6,379,854
Spartan US Equity Index	69,727	Shares	2,747,959
Janus Balance Fund	50,135	Shares	999,683
Janus Mercury Fund	53,670	Shares	1,046,560
* Fidelity Freedom Income Fund	982	Shares	10,888
* Fidelity Freedom 2000 Fund	25,667	Shares	302,354
* Fidelity Freedom 2010 Fund	34,662	Shares	451,296
* Fidelity Freedom 2020 Fund	7,991	Shares	104,043
* Fidelity Freedom 2030 Fund	2,842	Shares	36,801
* Fidelity Freedom 2040 Fund	1,704	Shares	12,880
Templeton Foreign A Fund	9,919	Shares	105,543
Invesco Total Return Fund	5,277	Shares	126,338

			107,368,873

*United Industrial Corporation Common Stock Fund	164,199	Units	3,160,417

*Fidelity Cash Reserves Fund	107,137	Shares	107,137

Self-directed brokerage accounts			1,188,574

* Participant loans	Interest rates from 4.0% - 4.25%: Maturities to February 2019		2,287,717

			$114,112,718

* Party-in-Interest
** Historical cost has not been presented as all Investments are participant directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Committee of the United Industrial Corporation 401(k) Retirement Savings Plan (the “Plan”), which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, on the 28th day of June, 2004.

By:	/s/ JAMES H. PERRY

James H. Perry
Committee Member

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm